UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2022
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Notice to the Market

Disclosure of the results for the year ended on December 31, 2021, in accordance with the International Financial Reporting Standards - IFRS

Banco Bradesco S.A. (“Bradesco”) hereby informs its shareholders, clients, employees and the Market in general that it has prepared the complete set of consolidated financial statements, according to the International Financial Reporting Standards - IFRS, in accordance with pronouncements issued by the International Accounting Standards Board - IASB.

Consequently, these are the main changes we have made to our consolidated financial statements, in the IFRS:

Comparative between the BR GAAP and the IFRS

			R$ million
Balance Sheet	December 31, 2021
	BR GAAP (1)	Adjustments (2)	IFRS
Cash and balances with banks	108,602	-	108,602
Financial assets at fair value through profit or loss	336,698	(137)	336,561
Financial assets at fair value through other comprehensive income	287,582	(94,065)	193,517
Financial assets at amortized cost:
- Loans and advances to financial institutions, net of provision for losses	83,361	66	83,427
- Loans and advances to clients, net of provision for losses	552,107	20,926	573,033
- Securities, net of provision for losses	85,927	92,892	178,819
- Other financial assets	64,411	-	64,411
Non-current assets held for sale	1,196	-	1,196
Investments in associates and joint ventures	7,594	(36)	7,558
Property and equipment	9,024	4,489	13,513
Intangible assets and goodwill	10,094	4,817	14,911
Taxes to be offset	13,287	-	13,287
Deferred income tax assets	85,766	(7,023)	78,743
Other assets	8,017	(23)	7,994
Total assets	1,653,666	21,906	1,675,572

(1) The information presented considers the amounts calculated according to the accounting practices adopted in Brazil (BR GAAP), applicable to financial institutions, according to the regulation of the Central Bank of Brazil, grouped according to the presentation model required by the IFRS.
(2) The differences are the result of the reclassification between the accounts and adjustments applicable to the international accounting standards.

			R$ million
	December 31, 2021
Liabilities and Shareholders’ Equity	BR GAAP (1)	Adjustments (2)	IFRS

Liabilities at amortized cost
- Deposits from Banks	279,009	-	279,009
- Deposits from clients	569,726	-	569,726
- Funds from issuance of securities	166,229	-	166,229
- Subordinated debts	54,451	-	54,451
- Other financial liabilities	65,177	21,230	86,407
Financial liabilities at fair value through profit or loss	14,265	-	14,265
Provision for Expected Loss
- Loan Commitments	-	3,315	3,315
- Financial guarantees	2,077	(11)	2,066
Insurance technical provisions and pension plans	284,460	1,927	286,387
Other reserves	25,537	-	25,537
Current income tax liabilities	2,059	-	2,059
Deferred income tax assets	5,595	(5,387)	208
Other liabilities	37,246	(1,562)	35,684
Total liabilities	1,505,831	19,512	1,525,343
Equity attributable to controlling shareholders	147,121	2,656	149,777
Non-controlling interest	714	(262)	452
Total shareholders’ equity	147,835	2,394	150,229

Total liabilities and shareholders’ equity	1,653,666	21,906	1,675,572

(1) The information presented considers the amounts calculated according to the accounting practices adopted in Brazil (BR GAAP), applicable to financial institutions, according to the regulation of the Central Bank of Brazil, grouped according to the presentation model required by the IFRS.

(2) The differences are the result of the reclassification between the accounts and adjustments applicable to the international accounting standards.

The reconciliation of the Shareholders’ Equity and Net Income related to the fiscal year ended on December 31, 2021, is shown below:

Reconciliation of the Shareholders’ Equity and Net Income

R$ million

	Shareholders’ Equity	Net income
	December 31, 2021	12M21
BR GAAP – Attributed to the Controlling Shareholders	147,121	21,946

1) Expected losses on loans and advances to clients and other financial assets	(1,074)	55
2) Technical provisions	(442)	1,521
3) Business combination	4,240	560
Other	(68)	(910)
IFRS – Attributed to the Controlling Shareholders (1)	149,777	23,172
Non-controlling interest	452	209
IFRS – Attributed to the controlling and to non-controlling shareholders (1)	150,229	23,381
(1) The net income, base for the calculation of dividends and interest on own capital paid to the shareholders, originates from the BR GAAP, which was disclosed on February 8, 2022.

Next, the descriptive of the main adjustments:

1)	Expected losses on financial assets

It

It considers: (i) Expected loss on loans and advances to clients; and (ii) Expected loss on other financial assets.

2)	Technical provisions

It comprises mainly the difference between SUSEP Standard No. 543/16 that established the use of the mark-to-market effects of assets given in guarantee classified as held to maturity, to be part of the amount necessary to complement technical provisions, as calculated in the Liability Adequacy Test (TAP), an event that does not occur for IFRS 4.

3)	Business combination

For purposes of the IFRS, the assets and liabilities identified originating from the business combination were adjusted by the differences of the accounting practices, as well as recognized at fair value, whereby the value of the goodwill is not amortized, but tested, periodically, to verify if there is objective evidence of impairment.

The complete consolidated financial statements in the IFRS, related to the fiscal years ended on December 31, 2021 and 2020, accompanied by the independent auditor’s report on the consolidated financial statements, with no amendments, issued by KPMG Auditores Independentes, are available on our website www.bradescori.com.br.

Cidade de Deus, Osasco, SP, March 17, 2022

Banco Bradesco S.A.

André Rodrigues Cano

Executive Officer Vice President

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 17, 2022

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Managing Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.